Michael Doyle
xicidis@gmail.com
702-686-0296

Profile:
Founded Xicidis, LLC in 2010 for programming and application development.   Created and coded Ninja Steve game for the iPhone which was sold through iTunes.   Founding partner of Allied Comics and Games.

Currently, Founder and Manager of Beer District Brewing, LLC, 914 South Main St. Las Vegas, NV 89101

Experience
Beer District Brewing, LLC, Founder and Manager 914 Couth Main St. Las Vegas, NV 89101

Allied Comics & Games Online Store/Managing Partner 2300 N Rainbow Blvd #118, Las Vegas, NV 89108 Develop and maintain an online store that is efficient and eye catching to bring in new business. Be a part of day to day managing of a storefront and online transactions.

Owner and Chief Programmer Xicidis, LLC Design, develop, maintain, debug, test, and program for iPhone games, and expected expansion to Android. Creator/Coder for Ninja Steve iPhone game (https://itunes.apple.com/us/app/ninja-steve/id408221909?mt=8)

Freelance for James Harmon, Senior Programmer EOTPRO Developments Inc. Email: James@eotpro.com Using C# in NinjaTrader to create automated trading strategies.

Doyle Law Firm System Admin 103 E Arch Ave Searcy, AR 72143 Establish, network, troubleshoot, and repair the company's computer systems.

South Point Casino Dealer 9777 S Las Vegas Blvd, Las Vegas, NV 89183 Dealing Blackjack and other table games, customer service, handling large amounts of money, guest conflict resolution, and accurately performing job tasks.

Skills
Seven years experience owning and running a business. Proficient in Flash and Actionscript for websites, C# and Javascript for use in Unity3d, Research and Data Entry, Casino and Table Game Mechanics, Competent in Instruction to a variety of intelligence levels, Problem solves quickly and efficiently, Can speak conversational Japanese

Education
80 hours towards a BS in Game and Simulation Programming; Classes in C++, C#, Visual Basic, Video Game Design, Math for Game Programming; Business and management classes